DBS

February 17, 2006

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

06011661

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 21 2006
WASH. D.C. 185

Dear Sirs

UNAUDITED RESULTS FOR 4Q/FULL YEAR ENDED DECEMBER 31, 2005

Enclosed, for your information, is a copy of the Results of DBS Group Holdings Ltd and its Group for 4Q/Full Year ended December 31, 2005.

Yours sincerely

Heng Lee Cheng
Group Secretary
6878 5311

PROCESSED
MAR 15 2006
THOMSON FINANCIAL

enc.

DBS Group Holdings Ltd
Legal & Secretariat
6 Shenton Way #39-02 DBS Building Tower One
Singapore 068809

Tel: 65.6878 5820
Fax: 65.6222 1035
www.dbs.com

DBS
DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report audited financial results for the year ended December 31, 2005.

The Directors have recommended a final gross dividend of 17 cents for each DBSH ordinary share. All dividends will be paid less 20% Singapore income tax. Details of the proposed dividends in respect of the financial year ended December 31 are as follows:

In $ millions	**2005**	**2004**
DBSH Non-voting Convertible Preference Share ("CPS")		
Interim dividend* of 30 cents less 20% tax (2004: 18 cents less 20% tax)	(a)	(a)
No final dividend for 2005 (2004: 12 cents less 20% tax)	-	(a)
	(a)	(a)
DBSH Non-voting redeemable CPS		
Interim dividend* of 30 cents less 20% tax (2004: 18 cents less 20% tax)	16	9
No final dividend for 2005 (2004: 12 cents less 20% tax)	-	6
	16	15
DBSH Ordinary share		
Interim dividend* of 41 cents less 20% tax (2004: 18 cents less 20% tax)	488	215
Final dividend of 17 cents less 20% tax (2004: 22 cents less 20% tax)	204	263
	692	478

* Interim dividends were paid to entitled shareholders during the year.

(a) Amounts under $500,000

The 2005 final dividend will be payable on April 20, 2006, subject to shareholders' approval at the Annual General Meeting to be held on March 30, 2006. The DBSH shares will be quoted ex-dividend on April 4, 2006. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on April 7, 2006. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on April 6, 2006 will be registered to determine shareholders' entitlement to the 2005 final dividend. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the 2005 final dividend will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

February 17, 2006
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Audited Financial Results for Year 2005

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents

Page

Adoption of New or Revised Singapore Financial Reporting Standards ("FRS")

a. Adoption of New or Revised FRS

The Group adopted the new or revised Singapore Financial Reporting Standards and related Interpretations ("INT FRS"), which are effective January 1, 2005. The financial statements have been prepared in accordance with the relevant transitional provisions under the respective FRS and INT FRS. The adoption of these new or revised FRS and INT FRS did not result in substantial change to the Group's accounting policies, which are consistent with those used in the previous financial year, except for the following:

- FRS 39 Financial Instruments: Recognition and Measurement (revised)
- FRS 102 Share-based Payment
- FRS 103 Business Combinations
- INT FRS 12 Consolidation – Special Purpose Entities (amended)
- FRS 32 Financial Instruments: Disclosure and Presentation (revised)

FRS 39, Financial Instruments: Recognition and Measurement

FRS 39 resulted in changes to accounting policies relating to the recognition and measurement of financial instruments, hedge accounting criteria and loan provisions. In accordance with the transitional provisions of FRS 39, the Standard has been applied prospectively and there is no requirement to restate comparative figures for prior years.

FRS 102, Share-based Payment

FRS 102 has been applied retrospectively for all equity instruments granted after November 22, 2002 and unvested as at January 1, 2005. With the adoption of the Standard, the Group expenses off share options and shares awarded to staff and directors under its share-based incentive plans, with a corresponding increase in Share option/plan reserves.

FRS 103, Business Combinations

With the adoption of FRS 103, the Group ceases the amortisation of goodwill arising from acquisitions to the income statement. In accordance with the transitional provisions of the Standard, the Group has applied the revised accounting policy for goodwill prospectively. Therefore, the change has no impact on amounts reported for previous financial years.

INT FRS 12, Consolidation – Special Purpose Entities

The adoption of INT FRS 12 resulted in the consolidation of the Group's employee benefit trusts. The DBSH shares held by these trusts are accounted for as "Treasury shares" and reflected as a deduction against shareholders' equity. The requirements of INT FRS 12 have been applied retrospectively in accordance with the transitional provisions of the Standard.

FRS 32, Financial Instruments: Disclosure and Presentation

Under the revised Standard, preference shares issued by the entity should be classified as equity if the issuer has the discretion but no contractual obligations to make distributions to holders of the preference shares. The changes to FRS 32 resulted in a reclassification of preference shares issued by a subsidiary of the Group from debt to equity. The preference shares and its distributions will be classified under minority interests in the Group's consolidated financial results. The comparatives were accordingly restated.

b. Voluntary Change in Accounting Policy

During the current financial year, the Group changed its accounting policy for its investments in joint ventures. These investments are now accounted for by proportionate consolidation, whereby the Group's share of joint ventures' income and expenses, assets and liabilities are included in the consolidated financial statements on a line-by-line basis. There was no material impact to the financial statements.

Financial Highlights and Ratios

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS"), as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

	4th Qtr 2005	4th Qtr 2004	3rd Qtr 2005	Year 2005	Year 2004
Selected Income Items (In $ millions)					
Operating income	**1,417**	1,037	1,053	**4,641**	4,976
Operating profit before provisions and goodwill charges	**866**	517	548	**2,615**	3,020
Net profit attributable to shareholders (before goodwill charges)	**687**	432	419	**1,952**	2,435
Net (loss)/profit attributable to shareholders	**(441)**	322	419	**824**	1,995
Selected Balance Sheet Items (In $ millions)					
Shareholders' funds	**16,724**	16,444	17,416	**16,724**	16,444
Loans and advances to customers	**79,462**	69,659	78,776	**79,462**	69,659
Due to non-bank customers	**116,884**	113,206	114,918	**116,884**	113,206
Total assets	**180,204**	175,671	182,577	**180,204**	175,671
Per share data (In $)					
Basic earnings excluding goodwill charges	**1.22**	1.15	1.11	**1.30**	1.63
Basic earnings	**0.47**	0.86	1.11	**0.54**	1.33
Diluted earnings	**0.45**	0.83	1.07	**0.53**	1.29
Net asset value [1/]					
(i) based on existing ordinary share capital	**10.87**	10.72	11.34	**10.87**	10.72
(ii)assuming conversion of outstanding preference shares to ordinary shares	**10.69**	10.55	11.14	**10.69**	10.55
Performance ratios (In %)					
Return on assets	**0.39**	0.76	0.92	**0.46**	1.19
Return on equity [1/]	**4.15**	7.92	9.70	**4.97**	12.76
Return on assets (excluding goodwill charges)	**1.01**	1.01	0.92	**1.10**	1.45
Return on equity (excluding goodwill charges) [1/]	**10.76**	10.62	9.70	**11.78**	15.58
Cost-to-income ratio (excluding goodwill charges)	**38.9**	50.1	48.0	**43.7**	39.3
Non-interest income to total operating income ratio	**43.5**	35.9	29.2	**36.6**	45.9
Tier 1 capital adequacy ratio	**10.6**	11.3	10.4	**10.6**	11.3
Total capital adequacy ratio	**14.8**	15.8	14.7	**14.8**	15.8

Note:
1/ Minority interests are not included as equity in the computation of net asset value and return on equity.

Financial Review

Income Statement [1/]

In $ millions	4th Qtr 2005	4th Qtr 2004	+/(-) %	3rd Qtr 2005	Year 2005	Year 2004	+/(-) %
Net interest income	**800**	665	20	746	**2,943**	2,691	9
Non-interest income [2/]	**617**	372	66	307	**1,698**	2,285	(26)
Operating income	**1,417**	1,037	37	1,053	**4,641**	4,976	(7)
Operating expenses	**(551)**	(520)	6	(505)	**(2,026)**	(1,956)	4
Operating profit before provisions	**866**	517	68	548	**2,615**	3,020	(13)
Provisions	**(55)**	30	>100	(4)	**(203)**	(63)	>100
Share of profits of associates	**15**	10	50	13	**54**	49	10
Operating profit before taxation	**826**	557	48	557	**2,466**	3,006	(18)
Taxation	**(94)**	(88)	7	(97)	**(353)**	(420)	(16)
Net profit after taxation	**732**	469	56	460	**2,113**	2,586	(18)
Minority interests	**(45)**	(37)	22	(41)	**(161)**	(151)	7
Net profit attributable to shareholders (before goodwill charges)	**687**	432	59	419	**1,952**	2,435	(20)
Goodwill charges	**(1,128)**	(110)	NM	-	**(1,128)**	(440)	NM
Net profit/(loss) attributable to shareholders	**(441)**	322	(>100)	419	**824**	1,995	(59)

Excluding one-time gains and goodwill charges - Selected Income Lines							
Net profit attributable to shareholders	**384**	432	(11)	419	**1,649**	1,938	(15)
Operating income	**1,114**	1,037	7	1,053	**4,338**	4,479	(3)

NM: Not meaningful

Notes:

1/ Figures for prior periods have been restated to reflect the effects of adopting new or revised FRS.

2/ Included in non-interest income 4th Quarter 2005 and Year 2005 are one-time gains of $303 million from sale of DBS Tower One and Tower Two in 2005, and $497 million from the divestment of the Group's stakes in DBS Thai Danu Public Company Limited ("DTDB") and Wing Lung Bank in 2004.

One-time gains and goodwill charge

In fourth quarter 2005, a one-time $303 million gain from the sale of DBS Tower One and Tower Two and goodwill charges of $1.13 billion for DBSH Group's investment in DBS Bank (Hong Kong) Limited were booked, resulting in a net profit attributable to shareholders ("net profit") of $824 million for full year 2005 and a $441 million net loss for fourth quarter 2005.

Excluding one-time gains and goodwill charge

DBSH Group's net profit for fourth quarter 2005 was $384 million. This was 11% and 8% lower than net profit for fourth quarter 2004 and third quarter 2005 respectively, as lower non-interest income, higher operating expenses and provisions were partially offset by higher net interest income.

Operating income of $1.1 billion increased 7% and 6% from fourth quarter 2004 and third quarter 2005 respectively, due to higher net interest income, partially offset by lower non-interest income.

Operating expenses rose 6% from fourth quarter 2004 and 9% from third quarter 2005 to $551 million, due to higher staff costs, occupancy expenses and general expenses. The cost-to-income ratio was 49.5% compared to 50.1% and 48.0% for fourth quarter 2004 and third quarter 2005 respectively.

Provisions amounting to $55 million were made for fourth quarter 2005 compared to write-back in fourth quarter 2004 where there were higher loan recoveries. General provisions of $36 million were written back in third quarter 2005 as the Group evaluated its general provisions level to be adequate relative to its exposures. There is no general provision charge or write-back in fourth quarter 2005.

Net Interest Income and Net Interest Margin

Group Net Interest Income and Net Interest Margin [1/]

	4th Qtr 2005			4th Qtr 2004			3rd Qtr 2005		
In $ millions	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Customer loans and advances	**78,891**	**967**	**4.86**	68,477	598	3.47	78,339	845	4.28
Interbank placements and loans	**25,105**	**164**	**2.59**	30,026	127	1.68	24,099	142	2.34
Securities	**50,109**	**476**	**3.77**	46,106	359	3.10	51,785	453	3.47
Total interest bearing assets	**154,105**	**1,607**	**4.14**	144,609	1,084	2.98	154,223	1,440	3.70
Customer deposits	**116,054**	**500**	**1.71**	109,395	229	0.83	115,775	396	1.36
Debt securities and bank borrowings	**31,646**	**307**	**3.85**	28,671	190	2.64	31,974	298	3.70
Total interest bearing liabilities	**147,700**	**807**	**2.17**	138,066	419	1.21	147,749	694	1.86
Net interest income/margin		**800**	**2.06**		665	1.83		746	1.92

	Year 2005			Year 2004		
In $ millions	Average balance	Interest	Average rate (%)	Average balance	Interest	Average rate (%)
Customer loans and advances	**75,479**	**3,152**	**4.18**	67,044	2,311	3.45
Interbank placements and loans	**29,072**	**656**	**2.26**	31,347	404	1.29
Securities	**49,307**	**1,734**	**3.52**	45,149	1,328	2.94
Total interest bearing assets	**153,858**	**5,542**	**3.60**	143,540	4,043	2.82
Customer deposits	**115,814**	**1,494**	**1.29**	110,114	752	0.68
Debt securities and bank borrowings	**31,748**	**1,105**	**3.48**	27,820	600	2.16
Total interest bearing liabilities	**147,562**	**2,599**	**1.76**	137,934	1,352	0.98
Net interest income/margin		**2,943**	**1.91**		2,691	1.87

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Group Net Interest Income and Net Interest Margin



$ m
(%)
2,782
2,507
2,691
2,943
665
684
677
665
685
712
746
800
1.88
1.88
1.92
1.82
1.84
1.92
2.06
2002
2003
2004
2005
1Q04
2Q04
3Q04
4Q04
1Q05
2Q05
3Q05
4Q05

Net interest income grew 20% over fourth quarter 2004 to $800 million in fourth quarter 2005. Compared to third quarter 2005, net interest income increased 7%.

- The increase in net interest income over fourth quarter 2004 was largely due to higher customer loan yield and increased lending volumes, as end-period customer loans grew 14% year-on-year. This was partially offset by higher fixed deposits costs.

- Net interest margin for fourth quarter 2005 was 2.06%, an increase of 23 basis points and 14 basis points from fourth quarter 2004 and third quarter 2005 respectively. The increases were partly due to more funds deployed to higher yielding customer loans and debt securities. Compared to third quarter 2005, the widening spread between Prime rate and HIBOR in Hong Kong also contributed to the increase in net interest margin.

Non-Interest Income

In $ millions	4th Qtr 2005	4th Qtr 2004	+/(-) %	3rd Qtr 2005	Year 2005	Year 2004	+/(-) %
Fee and commission income							
Stockbroking	**24**	27	(11)	32	**106**	120	(12)
Investment banking	**45**	34	32	30	**134**	98	37
Trade and remittances	**41**	41	-	46	**172**	162	6
Loan related	**28**	33	(15)	29	**157**	157	-
Guarantees	**6**	6	-	8	**28**	26	8
Deposit related	**20**	20	-	19	**77**	82	(6)
Credit card	**23**	23	-	25	**90**	87	3
Fund management	**12**	10	20	12	**53**	43	23
Wealth management	**32**	30	7	30	**129**	119	8
Others	**10**	9	11	11	**40**	39	3
Total	**241**	233	3	242	**986**	933	6
Dividend and rental income	**52**	16	>100	27	**127**	104	22
Other income							
Net trading income							
- from trading businesses	**44**	91	(52)	45	**256**	584	(56)
- from other businesses	**(62)**	5	(>100)	(44)	**(97)**	10	(>100)
Net gain on non-trading investments	**33**	25	32	32	**102**	644 [2/]	(84)
Net gain on properties and other fixed assets	**306** [1/]	-	NM	4	**314**	4	>100
Others	**3**	2	50	1	**10**	6	67
Total	**324**	123	>100	38	**585**	1,248	(53)
Total non-interest income	**617**	372	66	307	**1,698**	2,285	(26)
Non-interest income as a percentage of operating income (%)	**43.5**	35.9		29.2	**36.6**	45.9	

NM: Not meaningful

Notes:
1/ Includes one-time gains of $303 million.
2/ Includes one-time gains of $497 million.

Non-interest income for fourth quarter 2005 increased 66% to $617 million from fourth quarter 2004, mainly due to a $303 million gain from the sale of DBS Tower One and Tower Two. Excluding the one-time gains, non-interest income declined 16% from fourth quarter 2004 mainly due to lower net trading income, cushioned by higher dividend, fee and commission income. Compared to third quarter 2005, non-interest income was 2% higher.

- Fee and commission income was $241 million in fourth quarter 2005. As compared to fourth quarter 2004, fee and commission income improved 3% due mainly to higher fees from investment banking, partially offset by lower income from stockbroking and loan related activities. The income was flat from last quarter as lower fees from stockbroking, trade and remittances were offset by higher fees from investment banking and wealth management activities.

- Excluding the one-time gains, Other Income in fourth quarter 2005 decreased $102 million and $17 million from fourth quarter 2004 and third quarter 2005 respectively, driven by lower net trading income.

Operating Expenses

In $ millions	4th Qtr 2005	4th Qtr 2004	+/(-) %	3rd Qtr 2005	Year 2005	Year 2004	+/(-) %
Staff costs	279	257	9	255	1,052	993	6
Occupancy expenses	52	41	27	48	186	182	2
Computerisation expenses	81	82	(1)	82	308	312	(1)
Revenue-related expenses	27	34	(21)	22	99	104	(5)
Others	112	106	6	98	381	365	4
Total operating expenses	551	520	6	505	2,026	1,956	4
Cost-to-income ratio (%)	38.9 [1/]	50.1		48.0	43.7[1/]	39.3	
Staff headcount number (at period-end)	12,728	11,454		12,562	12,728	11,454	

Note:
1/ Income includes one-time gains of $303 million in Year 2005 and $497 million in Year 2004.

Operating expenses for fourth quarter 2005 was $551 million, an increase of 6% when compared to fourth quarter 2004 and 9% when compared to third quarter 2005.

- Staff costs increased 9% from fourth quarter 2004 due to higher headcount and wage pressures in 2005, partially offset by lower performance-related bonus accruals. Compared to third quarter 2005, staff costs rose 9% due to higher staff costs.
- Occupancy expenses increased 27% due to higher renovation-related accruals and higher rental and maintenance costs in fourth quarter 2005. Increase from third quarter 2005 was 8%.
- Revenue-related expenses decreased in fourth quarter 2005 by 21% when compared to fourth quarter 2004 mainly due to the adoption of FRS 39 in 2005, whereby certain transaction costs including dealers' commissions, cash rebates and legal subsidies arising from car and mortgage loans are amortised and reflected against interest income.

Provision Charge

In $ millions	4th Qtr 2005	4th Qtr 2004	+/(-) %	3rd Qtr 2005	Year 2005	Year 2004	+/(-) %
Specific provision ("SP")							
Loans							
Singapore	56	26	>100	10	114	38	>100
Hong Kong	17	2	>100	17	56	61	(8)
Other countries	(2)	9	(>100)	3	26	(6)	>100
Sub-Total	71	37	92	30	196	93	>100
Securities, properties and other assets	(16)	(53)	(70)	10	7	(25)	>100
Total Specific provision	55	(16)	>100	40	203	68	>100
General provision	-	(14)	NM	(36)	-	(5)	NM
Total provision charge	55	(30)	>100	4	203	63	>100
SP (loans) / Average loan (basis point)	35	21		15	26	14	

NM: Not meaningful

Total provision charge for fourth quarter 2005 was $55 million, compared to a write-back of $30 million for fourth quarter 2004 and provision charge of $4 million for third quarter 2005.

- Specific provision charge for loans increased to $71 million in the fourth quarter 2005 as compared to $37 million in the same quarter last year. The write-backs in securities, properties and other assets in fourth quarters 2005 and 2004 were due to improved valuations in properties and securities.
- The Group sets its general provisions in relation to its aggregate credit exposures in accordance with MAS Notice 612. In third quarter 2005, general provisions were reversed as collateral values improved in line with a stronger economic outlook. In fourth quarter 2005, no additional provision was made as the Group's general provisions level was ascertained to be adequate relative to its exposures.

Balance Sheet

Key Balance Sheet Items

In $ millions	Dec 31 2005	Sep 30 2005	Dec 31 2004
Total assets	**180,204**	182,577	175,671
Customer loans	**79,462**	78,776	69,659
Customer deposits	**116,884**	114,918	113,206
Loan-to-deposit ratio (%)	**68.0**	68.6	61.5

Loans and Advances to Customers

In $ millions	Dec 31 2005	Sep 30 2005	Dec 31 2004
Gross	**80,949**	80,241	71,021
Less:			
Specific provisions	**636**	600	557
General provisions	**851**	865	805
Net total	**79,462**	78,776	69,659
Analysed by Industry			
Manufacturing	**8,536**	8,684	7,268
Building & Construction	**8,958**	8,590	6,902
Housing Loans	**25,005**	25,448	24,091
General Commerce	**8,639**	8,800	7,297
Transportation, Storage & Communications	**6,884**	7,012	5,259
Financial Institutions, Investment & Holding Companies	**9,785**	8,553	7,467
Professionals & Private Individuals (except Housing Loans)	**7,204**	7,251	7,038
Others	**5,938**	5,903	5,699
Total (Gross)	**80,949**	80,241	71,021
Analysed by Currency and Fixed / Variable Rates			
Fixed rate [1/]			
Singapore dollar	**7,171**	8,776	10,046
Hong Kong dollar	**409**	381	458
US dollar	**208**	144	82
Others	**428**	430	342
Sub-total	**8,216**	9,731	10,928
Variable rate [2/]			
Singapore dollar	**26,400**	25,128	23,899
Hong Kong dollar	**24,312**	24,012	21,432
US dollar	**16,006**	15,615	10,464
Others	**6,015**	5,755	4,298
Sub-total	**72,733**	70,510	60,093
Total (Gross)	**80,949**	80,241	71,021

Notes:
1/ Fixed rate loans refer to long-term loans where the interest rates are fixed for the initial 1 to 3 years for certain mortgage loans, and over the entire loan period for other loans.
2/ Variable rate loans refer to loans that are pegged to prime, short-term cost of funds or inter-bank rates.

Non-Performing Assets

In $ millions	Singapore	Hong Kong	Rest of Greater China	South and Southeast Asia	Rest Of the World	Total
December 31, 2005						
Non-Performing Assets	999	402	91	181	192	1,865
- Substandard	615	289	65	110	141	1,220
- Doubtful	148	66	6	5	51	276
- Loss	236	47	20	66	-	369
NPAs as a % of Group total assets	0.6%	0.2%	0.0%	0.1%	0.1%	1.0%
Non-bank NPLs as a % of non-bank loans in the respective countries 1/	2.1%	1.5%	3.2%	3.7%	3.7%	2.1%
Total Cumulative Provisions	965	411	68	171	185	1,800
- Specific provisions	441	139	36	85	68	769
- General provisions	524	272	32	86	117	1,031
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.2%	0.0%	0.1%	0.1%	1.0%
- NPAs in the respective countries	97%	102%	75%	94%	97%	97%
- Unsecured NPAs in the respective countries	205%	248%	164%	176%	136%	198%
September 30, 2005						
Non-Performing Assets	998	426	65	177	141	1,807
- Substandard	645	313	35	103	141	1,237
- Doubtful	175	60	4	7	-	246
- Loss	178	53	26	67	-	324
NPAs as a % of Group total assets	0.5%	0.2%	0.0%	0.1%	0.1%	1.0%
Non-bank NPLs as a % of non-bank loans in the respective countries 1/	2.1%	1.6%	2.5%	3.6%	2.5%	2.0%
Total Cumulative Provisions	933	435	68	161	160	1,757
- Specific provisions	407	148	39	82	50	726
- General provisions	526	287	29	79	110	1,031
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.2%	0.0%	0.1%	0.1%	1.0%
- NPAs in the respective countries	94%	102%	106%	91%	112%	97%
- Unsecured NPAs in the respective countries	207%	239%	155%	176%	196%	207%
December 31, 2004						
Non-Performing Assets	958	471	73	218	199	1,919
- Substandard	674	341	39	107	199	1,360
- Doubtful	80	51	15	23	-	169
- Loss	204	79	19	88	-	390
NPAs as a % of Group total assets	0.5%	0.3%	0.0%	0.1%	0.1%	1.1%
Non-bank NPLs as a % of non-bank loans in the respective countries 1/	2.2%	2.0%	5.0%	6.3%	4.6%	2.5%
Total Cumulative Provisions	905	448	67	150	136	1,706
- Specific provisions	359	161	44	97	28	689
- General provisions	546	287	23	53	108	1,017
Total Cumulative Provisions as a % of:						
- Group total assets	0.5%	0.3%	0.0%	0.1%	0.1%	1.0%
- NPAs in the respective countries	94%	95%	91%	69%	69%	89%
- Unsecured NPAs in the respective countries	221%	260%	99%	125%	95%	187%

Note:
1/ Computed based on total non-bank customer non-performing loans ("NPLs") (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

Non-Performing Assets (continued)

Asset Quality


($ m)
6,000
4,000
2,000
0
10
(%)
5
0
-5
-10
6.1
5.2
2.5
4.6
3.0
2.6
2.5
2.4
2.2
2.0
2.1
4,224
3,780
1,919
3,359
2,182
1,934
1,919
1,928
1,896
1,807
1,865
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
S'pore
Hong Kong (HK)
Rest of Greater China
South and Southeast Asia
Rest of the World
DTDB
NPL/Loans %

Geographical NPL Rate (Based on MAS standard)

(%)	Dec 31 2005	Sep 30 2005	Dec 31 2004
Singapore	2.1	2.1	2.2
Hong Kong	1.5	1.6	2.0
Rest of Greater China	3.2	2.5	5.0
South and Southeast Asia	3.7	3.6	6.3
Rest of the World	3.7	2.5	4.6
Group NPL rate	2.1	2.0	2.5

Note:
1/ NPL rate is computed based on total non-bank customer NPLs (excluding non-performing debt securities and contingent items) divided by total gross non-bank customer loans.

- Non-performing assets ("NPAs") increased marginally to $1.87 billion at end December 2005. Out of the $1.87 billion NPAs, $0.5 billion or 27% were restructured NPAs.
- Singapore NPAs were $1.0 billion and accounted for 54% of the Group's NPAs, while Hong Kong NPAs of $0.4 billion accounted for 22%.
- The ratio of NPLs to total non-bank loans ("NPL rate") increased from 2.0% at end September 2005 to 2.1% at end December 2005.
- Of the total $1.87 billion NPAs at end December 2005, 65% were classified as substandard, 15% as doubtful and the remaining 20% in the loss category. 51% of the NPAs were secured by collateral.

Analysis of Non-Performing Assets by Industry

In $ millions	December 31, 2005 NPAs	December 31, 2005 Specific Provisions	September 30, 2005 NPAs	September 30, 2005 Specific Provisions	December 31, 2004 NPAs	December 31, 2004 Specific Provisions
Customer loans						
Manufacturing	434	225	380	207	365	175
Building and Construction	103	37	152	38	237	58
Housing Loans	256	66	245	63	253	67
General Commerce	367	150	277	122	186	75
Transportation, Storage and Communications	30	13	23	6	27	10
Financial Institutions, Investment and Holding Companies	164	47	192	50	201	58
Professionals and Private Individuals (except Housing Loans)	204	84	220	98	239	108
Others	133	71	154	68	255	78
Sub-total	1,691	693	1,643	652	1,763	629
Debt securities	130	57	136	58	138	52
Contingent items	44	19	28	16	18	8
Total	1,865	769	1,807	726	1,919	689

Analysis of Non-Performing Assets by Period Overdue

In $ millions	December 31, 2005	September 30,2005	December 31, 2004
Not overdue	697	665	744
< 90 days overdue	353	310	339
91-180 days overdue	157	270	157
> 180 days overdue	658	562	679
Total	1,865	1,807	1,919

Restructured Assets

In $ millions	December 31, 2005 NPAs	December 31, 2005 Specific provisions	September 30, 2005 NPAs	September 30, 2005 Specific Provisions	December 31, 2004 NPAs	December 31, 2004 Specific provisions
Substandard	429	85	446	83	351	34
Doubtful	26	27	23	31	10	10
Loss	41	41	43	44	58	58
Total	496	153	512	158	419	102

Cumulative Specific and General Provisions

Total cumulative specific and general provisions at end December 2005 were 197.6% of unsecured NPAs, and 96.5% of total NPAs.

Group Non-Performing Assets – by Loan Grading


$'m
5,000
4,000
3,000
2,000
1,000
0
4,224
3,780
1,919
3,359
2,182
1,934
1,919
1,928
1,896
1,807
1,865
858
799
390
623
415
399
390
365
343
324
369
Dec 02
Dec 03
Dec 04
Mar04
Jun04
Sep04
Dec04
Mar05
Jun05
Sep05
Dec05
Loss
Doubtful
Substandard

Group Cumulative Specific and General Provisions


$' m
(%)
4,000
3,000
2,000
1,000
0
300
200
100
0
2,500
2,387
188.9
1,708
2,271
156.4
182.5
186.9
201.6
201.4
206.8
197.6
1,819
1,752
1,706
1,736
1,784
1,757
1,800
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
SP
GP
SP+GP/Unsecured NPAs
SP+GP/NPAs

Total Deposits

In $ millions	Dec 31 2005	Sep 30 2005	Dec 31 2004
Due to non-bank customers	116,884	114,918	113,206
Due to banks	8,959	9,995	10,939
Total	125,843	124,913	124,145

Customer Deposits

In $ millions	Dec 31 2005	Sep 30 2005	Dec 31 2004
Analysed by Currency			
Singapore dollar	64,112	62,922	62,052
US dollar	22,676	21,645	23,709
Hong Kong dollar	19,736	20,066	17,900
Others	10,360	10,285	9,545
Total	116,884	114,918	113,206
Analysed by Product			
Savings accounts	45,409	46,264	49,697
Current accounts	14,004	11,796	11,694
Fixed deposits	54,585	53,612	45,767
Other deposits	2,886	3,246	6,048
Total	116,884	114,918	113,206

Value at Risk and Trading Income

The Group uses a Value at Risk ("VaR") measure as one mechanism for controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from January 1, 2005 to December 31, 2005.

In $ millions	As at December 31, 2005	January 1, 2005 to December 31, 2005		
		Average	High [1/]	Low [1/]
Interest rate	22.4	25.9	33.2	20.7
FX	2.9	6.4	15.6	1.5
Equity	4.2	6.6	28.0	3.0
Diversification effect	(8.4)	(14.6)	-	-
Total	21.1	24.3	35.5	19.6

Note:
1/ The high (& low) VaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from January 1, 2005 to December 31, 2005.


Group VaR for Trading Book
No. of Days
0
5
10
15
20
25
30
35
40
45
50
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
VaR ($ millions)


Daily Distribution of Group Trading Income
No. of Days
0
10
20
30
40
50
>(22)-(20)
>(20)-(18)
>(18)-(16)
>(16)-(14)
>(14)-(12)
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
>18-20
Trading income ($ millions)

Capital Adequacy Ratio

Group Capital Adequacy Ratio


(%)
20
15
10
5
0
15.5
15.1
15.8
14.5
15.6
15.4
15.8
15.3
14.7
14.7
14.8
Dec 02
Dec 03
Dec 04
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Tier 1
Tier 2

At December 31, 2005, the total Capital Adequacy Ratio ("CAR") for DBSH Group was 14.8% based on MAS capital framework (MAS Notice 637). Tier 1 CAR was 10.6%.

Group Capital

In $ millions	Dec 31 2005	Sep 30 2005	Dec 31 2004
Tier 1 Capital			
Paid ordinary/preference shares	**1,564**	1,563	1,559
Disclosed reserves/others	**17,377**	17,989	17,146
Goodwill	**(5,823)**	(6,931)	(6,931)
	13,118	12,621	11,774
Tier 2 Capital			
Cumulative general provisions	**963**	965	971
Subordinated debts	**4,222**	4,336	4,371
Others	**13**	(124)	(674)
	5,198	5,177	4,668
Total Capital	**18,316**	17,798	16,442
Risk Weighted Assets	**123,847**	121,165	103,987

Unrealised Valuation Surpluses

Unrealised Valuation Surpluses

In $ millions	Dec 31 2005	Sep 30 2005	Dec 31 2004
Properties	**416**	756	653
Non-trading investments	**25**	45	531
Total	**441**	801	1,184

Unrealised valuation surpluses for properties and non-trading investments not recognised in the financial statements amounted to $0.4 billion at end December 2005. The decline in unrealised valuation surpluses of non-trading investments from end December 2004 was mainly due to the adoption of FRS 39 from January 1, 2005, which recognised the changes in fair value of available-for-sale investments in balance sheet reserves. The decline during fourth quarter 2005 was mainly due to the sale of DBS Tower One and Tower Two.

The following table analyses the results, total assets and total liabilities by business segments:

Group Business Segments

In $ millions	4th Qtr 2005	4th Qtr 2004	+/(-) %	3rd Qtr 2005	Year 2005	Year 2004	+/(-) %
Operating income							
Consumer Banking	468	407	15	423	1,731	1,594	9
Enterprise Banking	190	189	1	188	738	744	(1)
Corporate and Investment Banking	240	163	47	175	818	706	16
Global Financial Markets	135	147	(8)	157	618	961	(36)
Central Treasury Unit	37	85	(56)	62	187	361	(48)
Central Operations	347	46	>100	48	549	610	(10)
	1,417	1,037	37	1,053	4,641	4,976	(7)
Operating profit before taxation and goodwill charges							
Consumer Banking	224	139	61	185	792	571	39
Enterprise Banking	88	92	(4)	101	373	366	2
Corporate and Investment Banking	149	85	75	110	473	500	(5)
Global Financial Markets	33	52	(37)	52	235	578	(59)
Central Treasury Unit	40	81	(51)	62	176	332	(47)
Central Operations	292	108	>100	47	417	659	(37)
	826	557	48	557	2,466	3,006	(18)
Other Information							
Capital expenditure							
Consumer Banking	22	3	>100	3	34	14	>100
Enterprise Banking	12	1	>100	3	19	7	>100
Corporate and Investment Banking	3	1	>100	1	7	3	>100
Global Financial Markets	11	4	>100	3	23	12	92
Central Treasury Unit	6	1	>100	1	9	3	>100
Central Operations	75	25	>100	36	133	61	>100
	129	35	>100	47	225	100	>100
Depreciation							
Consumer Banking	7	5	40	7	29	30	(3)
Enterprise Banking	3	2	50	4	15	14	7
Corporate and Investment Banking	1	1	-	1	3	4	(25)
Global Financial Markets	5	4	25	4	20	19	5
Central Treasury Unit	1	1	-	2	7	6	17
Central Operations	18	17	6	18	74	74	-
	35	30	17	36	148	147	1

In $ millions	Dec 31 2005	Dec 31 2004	+/(-) %	Sep 30 2005
Total assets before goodwill				
Consumer Banking	29,518	28,125	5	30,081
Enterprise Banking	18,396	16,045	15	19,090
Corporate and Investment Banking	32,824	27,097	21	32,094
Global Financial Markets	68,758	71,529	(4)	68,491
Central Treasury Unit	24,047	23,292	3	23,934
Central Operations	858	2,652	(68)	1,956
	174,401	168,740	3	175,646
Total liabilities				
Consumer Banking	68,415	65,125	5	67,827
Enterprise Banking	17,862	15,233	17	17,488
Corporate and Investment Banking	17,953	15,482	16	14,314
Global Financial Markets	32,980	39,221	(16)	39,829
Central Treasury Unit	1,417	2,468	(43)	2,131
Central Operations	22,387	19,267	16	21,100
	161,014	156,796	3	162,689

Business Segment Analysis

The business segment results represent the customer segments of the respective businesses and are determined by:

- Income and direct expenses attributable to each customer and other segment; and
- Management accounting policies relating to the allocation of indirect expenses and funds transfer pricing between the central treasury unit and customer/other segments.

The various customer segments are described below, along with an analysis of the change in operating profit before taxation for fourth quarter 2005 over fourth quarter 2004 and for 2005 over 2004.

- **Consumer Banking**

Consumer Banking provides individual customers with a diverse range of banking and related financial services. The products and services offered to customers include current and savings accounts, fixed deposits, loans and home finance, cards, payments and investment products.

Quarter-on-quarter, operating profit before taxation increased ($85 million, 61%) on the back of higher net interest income.

Year-on-year, the increase in operating profit before taxation ($221 million, 39%) was also due to higher net interest income as well as growth in customer loan and deposit volumes.

- **Enterprise Banking**

Enterprise Banking provides financial services and products to small and medium-sized businesses. The products and services offered to customers include credit facilities (overdraft, factoring/accounts receivable purchase, trade services and financing, commercial/industrial property financing, hire purchase and government financing and assistance schemes), deposit, payment and collection services and treasury products.

Quarter-on-quarter, operating profit before taxation decreased ($4 million, 4%) largely due to higher provisions.

Year-on-year, the increase in operating profit before taxation ($7 million, 2%) was mainly attributable to higher fee income from trade and foreign exchange transactions.

- **Corporate and Investment Banking**

Corporate and Investment Banking provides tailored and unique financial solutions to large corporate and institutional clients. The products and services offered to customers include direct lending, corporate finance and advisory banking services for mergers and acquisitions, capital raising through debt and equity markets, capital restructuring, syndicated finance, securities and fiduciary services, cash management and trade services, and private equity.

Quarter-on-quarter, the increase in operating profit before taxation ($64 million, 75%) was mainly due to higher fee and dividend income from investment banking activities.

Year-on-year, the decrease in operating profit before taxation ($27 million, 5%) was largely due to higher provisions.

- **Global Financial Markets**

Global Financial Markets provides treasury services to corporations, institutional and private investors, financial institutions and other market participants. It is primarily involved in market making, structuring, equity and debt sales and trading across a broad range of financial products including foreign exchange, interest rate/credit/equity and other structured derivatives. Income from financial products and services relating to other customer segments, e.g. Consumer Banking, Enterprise Banking and Corporate and Investment Banking, is reflected in the respective customer segments.

Global Financial Markets also provides equity services through DBS Vickers Securities ("DBSV"). DBSV offers a wide range of services to retail and corporate customers including research, sales and trading, share placement, nominees and securities custodian services and distribution of primary and secondary issues.

Quarter-on-quarter, the decrease in operating profit before taxation ($19 million, 37%) was largely due to lower gains from treasury products.

Year-on-year, the decrease in operating profit before taxation ($343 million, 59%) was also mainly due to lower gains from treasury products.

- **Central Treasury Unit**

Central Treasury Unit is responsible for the management of the Group's asset and liability interest rate positions and investment of the Group's excess liquidity and shareholders' funds.

Quarter-on-quarter, the decrease in operating profit before taxation ($41 million, 51%) was due to lower gapping income resulting from flattening of interest rate yield curves.

Year-on-year, the decrease in operating profit before taxation ($156 million, 47%) was also due to lower gapping income resulting from flattening of interest rate yield curves and 2004 benefiting from profit on sales of bonds.

- **Central Operations**

Central Operations encompasses a range of activities resulting from central corporate decisions and the related income and expenses not attributed to business segments. These include funding costs of DBSH Group's associates and subsidiaries and gains/losses on properties. Private banking activities and asset management activities are included in this segment.

Quarter-on-quarter, the increase in operating profit before taxation was largely due to sale of DBS Tower One and Tower Two.

Year-on-year, the decrease in operating profit before taxation was mainly due to one-time gains of $497 million from the sale of the Group's stake in DBS Thai Danu Bank and Wing Lung Bank in second quarter 2004. In 2005, there was a one-time gain of $303 million from sale of DBS Tower One and Tower Two.

Geographical Segment Analysis

The following table analyses total assets, operating income and net profit (before goodwill charges) by geographical segments. Unless otherwise stated, the analysis of geographical segments is generally based on the location of the office recording the transactions. The total assets, operating income and net profit (before goodwill charges) are stated after elimination of inter-group assets and revenues.

In $ millions	4th Qtr 2005	4th Qtr 2004	+/(-) %	3rd Qtr 2005	Year 2005	Year 2004	+/(-) %
Operating Income							
Singapore	990	646	53	647	3,037	3,279	(7)
Hong Kong	340	333	2	324	1,266	1,384	(9)
Rest of Greater China	30	17	76	20	92	68	35
South and Southeast Asia	33	27	22	37	141	168	(16)
Rest of the World	24	14	71	25	105	77	36
	1,417	1,037	37	1,053	4,641	4,976	(7)
Net Profit (before goodwill charges)							
Singapore	541	305	77	253	1,374	1,716	(20)
Hong Kong	117	132	(11)	125	481	588	(18)
Rest of Greater China	8	2	>100	(2)	4	19	(79)
South and Southeast Asia	16	17	(6)	46	100	111	(10)
Rest of the World	5	(24)	NM	(3)	(7)	1	(>100)
	687	432	59	419	1,952	2,435	(20)

NM: Not meaningful

Notes:
1/ Includes one-time gains of $497 million for 2004 and $303 million for 2005.
2/ In addition to operations in Singapore and Hong Kong, DBSH Group also operates in the following geographical areas :
- "**Rest of Greater China**", which includes branch operations in China and Taiwan.
- "**South and Southeast Asia**", which includes branch and subsidiary operations in India, Indonesia, Malaysia, Thailand and the Philippines.
- "**Rest of the World**", which are mainly branch operations in South Korea, Japan, United States and United Kingdom.

In $ millions	Dec 31 2005	Dec 31 2004	+/(-) %	Sep 30 2005
Total Assets				
Singapore	116,087	115,665	0	116,894
Hong Kong	41,393	40,111	3	42,408
Rest of Greater China	5,861	3,783	55	5,247
South and Southeast Asia	3,781	2,756	37	3,773
Rest of the World	7,279	6,425	13	7,324
	174,401	168,740	3	175,646

Comparatives

The financial statements for prior periods have been restated to comply with changes in accounting policies and to make them consistent with the current year's presentation.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Audited Consolidated Income Statement [1/]

In $ millions	4th Qtr 2005 [2/]	4th Qtr 2004 [2/]	+/(-) %	3rd Qtr 2005 [2/]	Year 2005	Year 2004	+/(-) %
Operating income							
Interest income	**1,607**	1,084	48	1,440	**5,542**	4,043	37
Interest expense	**807**	419	93	694	**2,599**	1,352	92
Net interest income	**800**	665	20	746	**2,943**	2,691	9
Net fee and commission income	**241**	233	3	242	**986**	933	6
Net trading income	**(18)**	96	(>100)	1	**159**	594	(73)
Net gain from non-trading investments	**33**	25	32	32	**102**	644	(84)
Other income	**361**	18	>100	32	**451**	114	>100
Total operating income	**1,417**	1,037	37	1,053	**4,641**	4,976	(7)
Operating expenses							
Personnel expenses	**279**	257	9	255	**1,052**	993	6
General and administrative expenses	**237**	233	2	214	**826**	816	1
Depreciation of properties and other fixed assets	**35**	30	17	36	**148**	147	1
Goodwill charges	**1,128**	110	NM	-	**1,128**	440	NM
Provisions for credit and other losses	**55**	(30)	>100	4	**203**	63	>100
Total operating expenses	**1,734**	600	>100	509	**3,357**	2,459	37
Operating (loss)/profit	**(317)**	437	(>100)	544	**1,284**	2,517	(49)
Share of profits of associates	**15**	10	50	13	**54**	49	10
Operating (loss)/profit before tax	**(302)**	447	(>100)	557	**1,338**	2,566	(48)
Income tax expense	**94**	88	7	97	**353**	420	(16)
Net (loss)/profit	**(396)**	359	(>100)	460	**985**	2,146	(54)
Attributable to:							
Shareholders	**(441)**	322	(>100)	419	**824**	1,995	(59)
Minority interests	**45**	37	22	41	**161**	151	7
	(396)	359	(>100)	460	**985**	2,146	(54)

NM: Not meaningful
Note:
1/ Figures for prior periods have been restated to reflect the effects on adoption of new or revised Financial Reporting Standards
2/ Unaudited

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Audited Balance Sheet as at [1/]

In $ millions	GROUP Dec 31 2005	GROUP Sep 30 2005 [2/]	GROUP Dec 31 2004	COMPANY Dec 31 2005	COMPANY Sep 30 2005 [2/]	COMPANY Dec 31 2004
ASSETS						
Cash and balances with central banks	**4,986**	5,881	10,479			
Singapore Government securities and treasury bills	**9,846**	11,394	11,124			
Due from banks	**23,816**	19,748	25,169			
Other financial securities at fair value through profit or loss	**14,989**	15,385	9,687			
Positive replacement values	**8,792**	9,40	10,542			
Loans and advances to customers	**79,462**	78,776	69,659	-	-	3
Non-trading investments	**23,102**	24,420	21,657			
Securities pledged	**2,380**	2,912	4,630			
Subsidiaries	**-**	-	-	6,790	6,818	6,831
Investments in associates	**585**	517	491			
Goodwill on consolidation	**5,803**	6,931	6,931			
Properties and other fixed assets	**1,662**	1,812	1,798			
Deferred tax assets	**51**	63	103			
Other assets	**4,730**	5,337	3,401			
TOTAL ASSETS	**180,204**	182,577	175,671	6,790	6,818	6,834
LIABILITIES						
Due to banks	**8,959**	9,995	10,939			
Negative replacement values	**8,537**	9,359	10,116			
Due to non-bank customers	**116,884**	114,918	113,206			
Bills payable	**378**	358	350			
Current tax liabilities	**557**	641	630			
Deferred tax liabilities	**58**	60	63	-	-	-
Other liabilities	**12,274**	14,011	9,279	6	6	5
Other debt securities in issue [3/]	**8,002**	7,838	7,132			
- due within one year	**2,664**	2,650	2,896			
- due after one year	**5,338**	5,188	4,236			
Subordinated term debts	**5,365**	5,509	5,081			
TOTAL LIABILITIES	**161,014**	162,689	156,796	6	6	5
NET ASSETS	**19,190**	19,888	18,875	6,784	6,812	6,829
EQUITY						
Share capital	**1,564**	1,563	1,559	1,564	1,563	1,559
Share premium account	**2,269**	2,256	2,208	2,269	2,256	2,208
Treasury shares	**(117)**	(117)	(126)	-	-	-
Non-distributable reserves	**6,841**	6,875	6,627	77	73	62
Revenue reserve	**6,167**	6,839	6,176	2,874	2,920	3,000
SHAREHOLDERS' FUNDS	**16,724**	17,416	16,444	6,784	6,812	6,829
Minority interests	**2,466**	2,472	2,431	-	-	-
TOTAL EQUITY	**19,190**	19,888	18,875	6,784	6,812	6,829
OFF BALANCE SHEET ITEMS						
Contingent liabilities	**8,769**	8,450	8,529			
Commitments	**75,804**	73,732	66,461			
Financial derivatives	**1,359,935**	1,568,450	1,522,820			
OTHER INFORMATION						
Net asset value per ordinary share ($)						
(i) Based on existing ordinary share capital				4.48	4.50	4.50
(ii) Assuming conversion of outstanding preference shares to ordinary shares				4.34	4.36	4.36

Notes:
1/ Figures for prior periods have been restated to reflect the effects on adoption of new or revised Financial Reporting Standards
2/ Unaudited
3/ Includes secured amount of $2,049 million as at December 31, 2005 (September 30, 2005: $1,992 million; December 31, 2004: $1,814 million). These are mainly secured by properties and securities.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Audited Consolidated Statement of Changes in Equity[1/]

	Attributable to Shareholders						
In $ millions	Share capital	Share premium	Treasury shares	Non-distributable reserves	Revenue reserve	Minority interests	Total equity
Balance at January 1, 2005	1,559	2,208	-	6,585	6,150	1,128	17,630
Effects on adoption of new or revised FRS			(126)	42	26	1,303	1,245
Balance at January 1, 2005 (restated)	1,559	2,208	(126)	6,627	6,176	2,431	18,875
On adoption of FRS 39 at January 1, 2005				292	(25)		267
Exercise of share options	5	59					64
Net exchange translation adjustments				7		21	28
Share of associates' capital reserves				8			8
Cost of share-based payments				41			41
Draw-down of reserves upon vesting of performance shares			9	(9)			-
Reclassification of reserves upon exercise of share options		2		(2)			-
Available-for-sale investments/Cash flow hedge:							
- Net valuation taken to equity				(59)			(59)
- Transferred to income statement on sale				(88)			(88)
- Tax on items taken directly to or transferred from equity				(11)			(11)
Net profit for the year					824	161	985
Appropriation from income statement				35	(35)		-
Dividends paid on ordinary and preference shares					(773)		(773)
Dividends paid to minority interests						(151)	(151)
Change in minority interests						4	4
Balance at December 31, 2005	**1,564**	**2,269**	**(117)**	**6,841**	**6,167**	**2,466**	**19,190**
Balance at January 1, 2004	1,556	2,171	-	6,499	4,670	1,125	16,021
Effects on adoption of new or revised FRS			(138)	11	49	1,356	1,278
Balance at January 1, 2004 (restated)	1,556	2,171	(138)	6,510	4,719	2,481	17,299
Exercise of share options	3	37					40
Net exchange translation adjustments				(29)		(56)	(85)
Cost of share-based payments				43			43
Draw-down of reserves upon vesting of performance shares			12	(12)			-
Net profit for the year					1,995	151	2,146
Appropriation from income statement				97	(97)		-
Dividends paid on ordinary and preference shares					(423)		(423)
Dividends paid to minority interests						(149)	(149)
Change in minority interests						4	4
Goodwill transferred on disposal of subsidiaries				18	(18)		-
Balance at December 31, 2004	1,559	2,208	(126)	6,627	6,176	2,431	18,875

Note:
1/ Figures for prior periods have been restated to reflect the effects on adoption of new or revised Financial Reporting Standards

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Statement of Changes in Equity of DBS Group Holdings Ltd [1/]

In $ millions	Share capital	Share premium	Non-distributable reserves	Revenue reserve	Total equity
Balance at January 1, 2005	1,559	2,208	28	3,000	6,795
Effects on adoption of new or revised FRS			34		34
Balance at January 1, 2005 (restated)	1,559	2,208	62	3,000	6,829
Exercise of share options	5	59			64
Cost of share-based payments			17		17
Reclassification of reserves upon exercise of share options		2	(2)		-
Dividends paid on ordinary and preference shares				(776)	(776)
Net profit for the year				650	650
Balance at December 31, 2005	1,564	2,269	77	2,874	6,784
Balance at January 1, 2004	1,556	2,171	28	3,001	6,756
Effects on adoption of new or revised FRS			9		9
Balance at January 1, 2004 (restated)	1,556	2,171	37	3,001	6,765
Exercise of share options	3	37			40
Cost of share-based payments			25		25
Dividends paid on ordinary and preference shares				(423)	(423)
Net profit for the year				422	422
Balance at December 31, 2004	1,559	2,208	62	3,000	6,829

Note:
1/ Figures for prior periods have been restated to reflect the effects on adoption of new or revised Financial Reporting Standards

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Audited Consolidated Statement of Cash Flows [1/]

In $ millions	Year 2005	Year 2004
Cash flows from operating activities		
Operating profit before tax	**1,338**	2,566
Adjustments for non-cash items:		
Provisions for credit and other losses	**203**	63
Depreciation of properties and other fixed assets	**148**	147
Goodwill charges	**1,128**	440
Share of profits of associates	**(54)**	(49)
Net gain on disposal of properties and other fixed assets	**(314)**	(4)
Net gain on disposal of non-trading investments	**(121)**	(644)
Operating profit before changes in operating assets & liabilities	**2,328**	2,519
Increase/(Decrease) in:		
Change in restricted balances with central banks	**(938)**	(16)
Due to non-bank customers	**3,678**	8,599
Due to banks	**(1,980)**	3,590
Other liabilities including bills payable	**1,372**	3,313
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	**1,337**	2,081
Other financial securities at fair value through profit or loss	**(4,422)**	(3,679)
Other assets	**2,894**	(3,188)
Due from banks	**1,341**	2,232
Loans and advances to customers	**(10,038)**	(8,610)
Tax paid	**(440)**	(284)
Net cash (used in)/ generated from operating activities (1)	**(4,868)**	6,557
Cash flows from investing activities		
Dividends from associates	**40**	33
Purchase of properties and other fixed assets	**(225)**	(100)
Net decrease in non-trading investments	**(1,346)**	(652)
Proceeds from disposal of subsidiaries	**-**	(69)
Proceeds from disposal of properties and other fixed assets	**733**	40
Acquisition of interest in associates	**(42)**	-
Net cash used in investing activities (2)	**(840)**	(748)
Cash flows from financing activities		
Increase in share capital and share premium	**66**	40
Net increase in debt securities and borrowings	**1,059**	1,757
Proceeds from issue of subordinated term debts	**-**	1,225
Dividends paid to shareholders of the Company	**(773)**	(423)
Dividends paid to minority interests	**(151)**	(149)
Net cash generated from financing activities (3)	**201**	2,450
Exchange translation adjustments (4)	**15**	(29)
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**(5,492)**	8,230
Cash and cash equivalents at January 1	**14,900**	6,670
Cash and cash equivalents at December 31	**9,408**	14,900

Note:
1/ Figures for prior periods have been restated to reflect the effects on adoption of new or revised Financial Reporting Standards

Selected Notes to the Accounts

Issuance of Ordinary Shares

During the quarter from October 1, 2005 to December 31, 2005, the Group issued 1,002,460 ordinary shares upon the exercise of share options pursuant to the DBSH Share Option Plan.

New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	Dec 31, 2005	Sep 30, 2005	Dec 31, 2004
Conversion of non-voting convertible preference shares ("CPS")	120,436	120,436	120,436
Conversion of non-voting redeemable CPS	66,475,374	66,475,374	66,475,374
Exercise of share options	39,474,281	41,692,146	46,749,383

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Hong Kong Country Results

For fourth quarter 2005, net profit after taxation for Hong Kong operations on a Singapore GAAP basis declined 11% from fourth quarter 2004 and 6% from third quarter 2005 to $117 million mainly due to higher operating expenses and higher provision charges, partly offset by higher operating income. Compared with 2004, net profit after taxation for the year 2005 decreased 18% due to lower operating income and higher operating expenses, partly offset by lower provision charge.

- Net interest income was up 30% from fourth quarter 2004 mainly due to the wider spread between the HKD Prime rate and HIBOR [1/] and increase in customer loans, partly offset by competitive price pressures on loan yields. Compared to third quarter 2005, net interest income was up 11% mainly due to further widening of spread between the HKD Prime rate and HIBOR and increase in customer loans. Compared to 2004, net interest income for the year increased 5% mainly due to increase in customer loans and adoption of FRS 39, partly offset by narrower spread between the HKD Prime rate and HIBOR.
- Non-interest income declined by 46% from fourth quarter 2004. This is mainly due to marked-to-market losses from adoption of FRS 39 and a decline in income from sales of treasury investment products. In the fourth quarter 2004, DBS Bank (Hong Kong) Limited divested part of its stake in Banco de Oro Universal Bank, a bank in the Philippines, recording a $12 million gain. Non-interest income for the year 2005 dropped 34%, also mainly due to mark-to-market losses from adoption of FRS 39.
- Operating expenses were 15% higher compared to fourth quarter 2004 and 7% higher compared to third quarter 2005 mainly due to higher wage costs. Year-on-year, operating expenses were 9% higher.
- Provision charge was comparable to fourth quarter 2004. For the full year, provision charge was 58% lower than the year 2004, reflecting the stronger economic environment and property market.

Profit and Loss Account (Based on Singapore Generally Accepted Accounting Principles)

In $ millions	4th Qtr 2005	4th Qtr 2004	+/(-) %	3rd Qtr 2005	Year 2005	Year 2004	+/(-) %
Net interest income	**275**	212	30	**247**	947	899	5
Non-interest income	**65**	121	(46)	**77**	319	485	(34)
Operating income	**340**	333	2	**324**	1,266	1,384	(9)
Operating expenses	**(179)**	(156)	15	**(167)**	(653)	(598)	9
Operating profit before provisions	**161**	177	(9)	**157**	613	786	(22)
Provisions	**(25)**	(24)	4	**(7)**	(44)	(104)	(58)
Operating profit	**136**	153	(11)	**150**	569	682	(17)
Net profit before taxation	**136**	153	(11)	**150**	569	682	(17)
Net profit after taxation	**117**	132	(11)	**125**	481	588	(18)

Note:
1/ HIBOR: Hong Kong Interbank Offer Rate

News Release

Ref No. 03/2006

DBS FULL YEAR 2005 EARNINGS FALL 15% TO $1.65 BILLION EXCLUDING ONE-TIME GAINS AND GOODWILL CHARGES

* * *

FULL YEAR INTEREST AND FEE INCOME REACH A RECORD ON SUSTAINED BUSINESS AND VOLUME GROWTH

* * *

BOARD RECOMMENDS 13% INCREASE IN QUARTERLY DIVIDEND TO 17 CENTS PER SHARE

* * *

GOODWILL IMPAIRMENT CHARGE RESULTS IN LOSS FOR FOURTH QUARTER

SINGAPORE, February 17, 2006 - DBS Group Holdings announced today a 15% decline in net profit for full year 2005 to $1.65 billion excluding one-time gains and goodwill charges. For fourth quarter 2005, net profit excluding both items fell 11% to $384 million.

For the full year as well as the fourth quarter, growth in interest and fee income was offset by reduced treasury contributions and higher provision charges.

A one-time $303 million gain from a previously announced sale of office buildings in Singapore and a goodwill impairment charge of $1.13 billion for DBS Hong Kong were booked in the fourth quarter, resulting in a reported full year net profit of $824 million and a fourth quarter loss of $441 million.

Under Singapore Financial Reporting Standards, DBS has to assess the recoverable value of its investments and ascertain whether it is in line with the carrying value of the investments.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

DBS Hong Kong's estimated recoverable value was $9.6 billion as at December 31, 2005, compared to a carrying value of $10.8 billion in DBS' consolidated balance sheet. The difference between the recoverable and carrying values was taken as a goodwill impairment charge in fourth quarter 2005. The recoverable value of DBS Hong Kong was determined by using a five-year cash flow projection, a long-term growth rate of 4.5% and a discount rate of 9.5%. The goodwill charge has little impact on DBS Group's business operations or prospects as goodwill is deducted from regulatory capital when incurred.

Full year interest and fee income at record high

For the full year, net interest and fee income reached a record as volume growth was sustained in most customer segments. Net interest income surpassed the previous high in 2002 while fee income expanded for a seventh consecutive year.

Net interest income rose 9% to $2.94 billion as loans grew 14% to $79.5 billion, led by loans to corporate and SME customers across the region. Full year interest margins increased from 1.87% in 2004 to 1.91%. The loan-deposit ratio rose to 68% from 62% in December 2004.

Fee income increased 6% to $986 million, with most categories registering growth. Fees from investment banking increased 37% to $134 million as DBS continued to lead in equity and debt market activities in Singapore. Fees from wealth management product sales were up 8% to $129 million, a result of higher margin products being sold despite a decline in product volume from $9.2 billion in 2004 to $7.4 billion. Stockbroking commissions declined 12% to $106 million after a strong performance in the previous year.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

The growth in interest and fee income was offset by lower trading income and lower gains from non-trading investments, which fell 65% to $261 million. The lower performance led to a 22% decline in total non-interest income to $1.4 billion for 2005 before one-time gains.

Operating expenses rose 4% to $2.02 billion. Staff costs increased 6% to $1.05 billion on an 11% increase in headcount to 12,728. Pressures on staff costs continued throughout 2005. The cost-income ratio (excluding one-time gains) for the full year increased to 47% from 44% in 2004, the result of a decline in non-interest income and higher expenses.

Fourth quarter operating performance improves as interest and fee income grow

In the fourth quarter, operating income and operating profit before provisions were higher than the previous quarter and a year ago despite lower trading income.

Net interest income grew 7% from the previous quarter and 20% from a year ago to $800 million. Net interest margins increased to 2.06% compared to 1.92% in the previous quarter and 1.83% in fourth quarter 2004. Yields on corporate, SME and mortgage loans in Singapore rose while spreads between prime and borrowing rates in Hong Kong, and spreads on Singapore deposit rates continued to improve. Loans grew 1% during the quarter.

Fee income of $241 million was stable compared to the previous quarter and 3% higher than a year ago. Against fourth quarter 2004, fees from investment banking, wealth management product sales and asset management recorded double-digit percentage growth. These increases were partially offset by declines in loan-related fees and stockbroking commissions.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

Net trading income from trading businesses was $44 million for fourth quarter 2005. It was 4% lower compared to the previous quarter and 54% lower than a year ago as revenues from trading and customer-related activities remain constrained.

Operating expenses rose 6% from a year ago to $551 million. Staff costs increased 9% to $279 million as market pressures for people drove up costs. The fourth quarter's cost-income ratio (excluding one-time gains) of 49% was slightly below the 50% a year ago.

Asset quality remains good

DBS' asset quality remained strong. The non-performing loan rate was 2.1% compared to 2.0% in September 2005 and 2.5% a year ago. Non-performing assets (including debt securities and contingent liabilities) of $1.87 billion were 3% higher from the previous quarter but 3% below a year ago.

The amount of total provisions set aside for the full year rose to $203 million from $63 million in 2004 as write-backs for loans and properties fell. Fourth quarter total provision charge increased to $55 million compared to a $4 million charge in the previous quarter and a net write-back of $30 million in fourth quarter 2004. Cumulative general and specific provisions amounted to 97% of non-perfoming assets in December 2005, unchanged from the previous quarter and higher than the 89% a year ago.

The total capital adequacy ratio stood at 14.8%, with the tier-1 ratio at 10.6%, both comfortably above minimum regulatory requirements.

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

DBS

DBS Vice-Chairman and CEO Jackson Tai said, "Although our overall results were adversely affected by difficult markets, we recorded strong growth in our loan book, and produced record interest income and fee income. Our margins are better and we maintained asset quality. We will continue to invest in a resurgent Asia, but will balance our growth with a stronger focus on productivity."

The Board of Directors will recommend, for shareholders' approval at the March 30, 2006 Annual General Meeting, a fourth quarter dividend of 17 cents per share, bringing the full year payout to 58 cents per share. This is a 45% increase over the 40 cents per share paid out for 2004.

About DBS

Headquartered in Singapore, DBS is one of the largest financial services groups in Asia with almost five million customers and operations in 14 markets. The largest bank in Singapore and the fifth largest banking group in Hong Kong as measured by assets, DBS' "AA-" and "Aa2" credit ratings are among the highest in the Asia-Pacific region. DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in China, India, Indonesia, Malaysia, Thailand and The Philippines. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing & Communications
DBS Bank
Email: karennqui@dbs.com
Tel: (65) 6878 3008 / 6878 3749
Fax: (65) 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 96878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS Group Holdings Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M